   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1996

                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              THE HOME DEPOT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                             ---------------------

                     DELAWARE                                           95-3261426
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                             2727 PACES FERRY ROAD
                          ATLANTA, GEORGIA 30339-4089
                                 (770) 433-8211
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                MARSHALL L. DAY
                             SENIOR VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                              THE HOME DEPOT, INC.
                             2727 PACES FERRY ROAD
                          ATLANTA, GEORGIA 30339-4089
                                 (770) 433-8211
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                              Copies requested to:

     JEFFREY M. STEIN, ESQ.            LAWRENCE K. MENTER, ESQ.            GERALD S. BACKMAN, P.C.
         KING & SPALDING                 THE HOME DEPOT, INC.            WEIL, GOTSHAL & MANGES LLP
      191 PEACHTREE STREET               2727 PACES FERRY ROAD                767 FIFTH AVENUE
   ATLANTA, GEORGIA 30303-1763        ATLANTA, GEORGIA 30339-4089         NEW YORK, NEW YORK 10153
         (404) 572-4600                     (770) 433-8211                     (212) 310-8000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM   PROPOSED MAXIMUM      AMOUNT OF
TITLE OF CLASS OF                        AMOUNT TO      OFFERING PRICE        AGGREGATE       REGISTRATION
SECURITIES TO BE REGISTERED            BE REGISTERED      PER UNIT(1)     OFFERING PRICE(1)        FEE
- ------------------------------------------------------------------------------------------------------------
     % Convertible Subordinated
  Notes Due 2001....................  $920,000,000(2)        100%           $920,000,000        $317,242
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.05 par value........        (3)               --                 --                --
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee.
(2) Includes $120,000,000 principal amount of Notes which may be issued pursuant to the exercise by the Underwriters of an over-allotment option.
(3) Such indeterminate number of shares of Common Stock of the Registrant as may be issuable upon conversion of the Notes being registered hereunder. Such shares of Common Stock will, if issued, be issued for no additional consideration and therefore no registration fee is required.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 1996
                                  $800,000,000

                                (HOME DEPOT LOGO)
                            % Convertible Subordinated Notes Due 2001

Interest payable April      and October                     Due October   , 2001

                               ------------------

   The Notes are convertible into Common Stock of The Home Depot, Inc. (the
   "Company") at any time on or before October   , 2001, unless previously
        redeemed, at a conversion price of $     per share, subject to
           adjustment in certain events. On September 23, 1996, the
         reported last sale price of the Common Stock on the New York
                     Stock Exchange was $57.00 per share.

The Notes are redeemable, in whole or in part, at the option of the Company at
   any time on or after October   , 1999 at the redemption prices set forth
     herein plus accrued interest. See "Description of Notes -- Optional Redemption." The Notes are unsecured general obligations of the Company, are subordinated in right of payment to all existing and future Senior
        Indebtedness (as defined) of the Company and are structurally subordinated to all liabilities of the Company's subsidiaries.
           The Indenture does not restrict the incurrence of Senior
           Indebtedness or other indebtedness by the Company or its
        subsidiaries. At July 28, 1996, the Company had approximately
           $175,491,000 of outstanding Senior Indebtedness, and its
               subsidiaries had approximately $2,300,000,000 of
                           outstanding liabilities.

  Application will be made to list the Notes on the New York Stock Exchange.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 Underwriting
                                                                  Discounts
                                                  Price to           and          Proceeds to
                                                 Public(1)       Commissions      Company(1)(2)
                                                ------------     ------------     ------------
Per Note......................................             %                %                %
Total(3)......................................  $                $                $

(1) Plus accrued interest, if any, from                , 1996.
(2) Before deduction of expenses payable by the Company estimated at $500,000.
(3) The Company has granted the Underwriters an option, exercisable for 30 days from the date of the initial public offering of the Notes, to purchase up to an additional $120,000,000 principal amount of Notes solely to cover over-allotments. If the option is exercised in full, the total price to the
     public will be $          , underwriting discounts will be $          and
     proceeds to the Company will be $          .
                               ------------------

     The Notes are offered by the Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of The Depository
Trust Company on or about                 , 1996 against immediately available
funds.

CS First Boston                                         Invemed Associates, Inc.

               The date of this Prospectus is             , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY OR THE COMPANY'S COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE NOTES OFFERED HEREBY OR THE COMPANY'S COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933 (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such contract or document. For further information regarding the Company and the Notes offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof, and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov. which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, the Company's Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the year ended January 28, 1996;
(b) the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 1996; (c) the Company's Quarterly Report on Form 10-Q (as amended) for the quarter ended July 28, 1996; and (d) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A, as filed with the Commission.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are themselves specifically incorporated by reference into such documents). Requests should be directed to Lawrence K. Menter, Senior Corporate Counsel and Assistant Secretary, The Home Depot, Inc., 2727 Paces Ferry Road, Atlanta, Georgia 30339-4089, telephone (770) 433-8211.

                                  THE COMPANY

     Home Depot is the leading retailer in the home improvement industry and ranks among the 10 largest retailers in the United States based on net sales volume. As of July 28, 1996, the Company operated 456 full-service, warehouse-style stores in 34 states in the United States (433 stores) and three provinces in Canada (23 stores) which aggregate approximately 48 million square feet of selling space. The Company's stores average approximately 105,300 square feet of indoor selling space, with an additional 20,000 to 28,000 square feet of outside garden center area. The Company's business strategy is to offer the broadest assortment of high-quality merchandise at low "Day-In, Day-Out" warehouse prices through highly-trained and knowledgeable customer service associates. The Company employs over 93,000 associates.

     Since a large proportion of the Company's customers are individual homeowners, many of whom may have limited experience in do-it-yourself projects, management considers its associates' knowledge of products and home improvement techniques and applications to be very important to its marketing approach, as well as to its ability to maintain customer satisfaction. The Company also offers installation services for a variety of products, which target the buy-it-yourself customer who desires to purchase an item but relies upon a professional for installation services. In addition, Home Depot devotes significant marketing, advertising and service efforts toward attracting professional remodelers and commercial customers.

     The Company's stores offer approximately 40,000-50,000 SKUs of high-quality and nationally advertised brand name building materials and home improvement products catering primarily to the do-it-yourself and professional business customer. Product groups include building materials, lumber and floor and wall covering (33.9% of fiscal 1995 sales); plumbing, heating, lighting and electrical supplies (27.7%); seasonal and specialty items (14.8%); hardware and tools (13.2%); and paint and other (10.4%). The Company sources its merchandise from approximately 5,400 vendors worldwide, of which no single vendor accounts for as much as 5% of purchases.

     Home Depot expects to increase its store count on a basis consistent with its current policy of not exceeding a maximum new store growth rate of approximately 22% per year. The Company plans to open approximately 90 new stores and relocate seven existing stores during fiscal 1996 (of which 45 have been opened and five have been relocated as of September 19, 1996). While it is anticipated that a large number of such stores will be opened in existing markets, Home Depot has opened or plans to open stores in a number of new markets in fiscal 1996, including Little Rock, Louisville, Memphis, Minneapolis/St. Paul, Pittsburgh, St. Louis, Spokane, Syracuse and Windsor, Ontario. The Company also plans to open approximately 117 stores, including relocations, in fiscal 1997. As of July 28, 1996, the Company owned approximately 73% of its stores (including those owned subject to a ground lease). The Company prefers to own its stores, as compared to leasing, since it provides the Company with greater levels of operating and financial flexibility.

     For the six months ended July 28, 1996, the Company's sales increased 25% to approximately $9.7 billion and net earnings increased 26% to approximately $465.2 million as compared to the comparable period of fiscal 1995. Comparable store sales for the six months ended July 28, 1996 increased 6%. The Company intends to continue its long-term strategy, where appropriate, of opening new stores within a close vicinity of existing stores that are operating at or above their optimum capacities, thereby intentionally "cannibalizing" certain stores. While such a strategy may initially have a negative impact on the rate of comparable store sales growth, management believes the benefits include increasing customer satisfaction and increasing market share by reducing shopping delays, increasing utilization by existing customers and attracting new customers to more convenient locations. Excluding the impact of cannibalized stores, comparable store sales would have increased 10% for the six months ended July 28, 1996.

     The Company's corporate offices are located at 2727 Paces Ferry Road, Atlanta, Georgia 30339-4089, telephone number (770) 433-8211.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be $791,500,000 (assuming the over-allotment option is not exercised). The proceeds of this offering will be used principally to refinance outstanding commercial paper and to finance a portion of the Company's capital expenditure programs, including planned store expansion and renovations, and for general corporate purposes. On an interim basis, the Company intends to invest a portion of the proceeds in interest-bearing securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "HD". The table below sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape as reported in The Wall Street Journal and the quarterly cash dividends declared per share of Common Stock during the periods indicated.

                                                                    PRICE RANGE           CASH
                                                                -------------------     DIVIDENDS
                                                                  LOW        HIGH       DECLARED
                                                                -------     -------     ---------
FISCAL YEAR 1994
  First Quarter ended May 1, 1994.............................  $37.13      $44.63        $ .03
  Second Quarter ended July 31, 1994..........................   39.63       46.38          .04
  Third Quarter ended October 30, 1994........................   39.75       46.25          .04
  Fourth Quarter ended January 29, 1995.......................   44.13       48.25          .04
FISCAL YEAR 1995
  First Quarter ended April 30, 1995..........................   40.25       50.00          .04
  Second Quarter ended July 30, 1995..........................   38.63       45.25          .05
  Third Quarter ended October 29, 1995........................   36.63       44.88          .05
  Fourth Quarter ended January 28, 1996.......................   37.13       48.00          .05
FISCAL YEAR 1996
  First Quarter ended April 28, 1996..........................   42.50       50.38          .05
  Second Quarter ended July 28, 1996..........................   45.50       57.00          .06
  Third Quarter (through September 23, 1996)..................   50.25       58.25          .06

     For a recent sales price of the Common Stock on the New York Stock Exchange, see the cover page of this Prospectus.

     The Company paid its first cash dividend on June 22, 1987 and has paid dividends in each quarter since then. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data under the captions "Consolidated Statement of Earnings Data" and "Consolidated Balance Sheet Data" in the following table for each of the years in the five-year period ended January 28, 1996 are derived from the Company's consolidated financial statements. Such financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data in the following table for each of the six-month periods ended July 30, 1995 and July 28, 1996 have not been audited by independent certified public accountants but reflect, in the opinion of the Company, all adjustments necessary to present fairly the results for such period. The information below should be read in conjunction with the consolidated financial statements, related notes and other information incorporated by reference herein and with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                          FISCAL YEAR ENDED                               SIX MONTHS ENDED
                                  -----------------------------------------------------------------    ----------------------
                                  FEBRUARY 2,   JANUARY 31,   JANUARY 30,  JANUARY 29,  JANUARY 28,     JULY 30,    JULY 28,
                                      1992          1993         1994         1995         1996           1995        1996
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SALES PER SQUARE FOOT DATA)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net sales........................  $5,136,674    $7,148,436   $ 9,238,763  $12,476,697  $15,470,358    $7,720,684  $9,655,132
Cost of merchandise sold.........   3,692,337     5,179,368     6,685,384    8,991,204   11,184,772     5,600,117   6,998,307
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
         Gross profit............   1,444,337     1,969,068     2,553,379    3,485,493    4,285,586     2,120,567   2,656,825
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
Operating expenses:
  Selling and store operating....     928,928     1,245,608     1,624,920    2,216,540    2,783,926     1,365,677   1,720,717
  Pre-opening....................      17,668        26,959        36,816       51,307       52,342        26,020      23,002
  General and administrative.....     116,063       147,080       184,954      230,456      269,464       132,559     152,208
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
         Total operating
           expenses..............   1,062,659     1,419,647     1,846,690    2,498,303    3,105,732     1,524,256   1,895,927
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
         Operating income........     381,678       549,421       706,689      987,190    1,179,854       596,311     760,898
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
Interest income (expense):
  Interest and investment
    income.......................      26,790        67,562        60,896       28,510       19,597         8,855       6,959
  Interest expense...............     (12,348)      (41,010)      (30,714)     (35,949)      (4,148)       (3,454)     (2,734)
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
         Interest, net...........      14,442        26,552        30,182       (7,439)      15,449         5,401       4,225
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
         Earnings before income
           taxes.................     396,120       575,973       736,871      979,751    1,195,303       601,712     765,123
Income taxes.....................     146,970       213,110       279,470      375,250      463,780       231,060     299,930
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
         Net earnings............  $  249,150    $  362,863   $   457,401  $   604,501  $   731,523    $  370,652  $  465,193
                                  ===========   ===========    ==========  ============ ============   ==========  ==========
Earnings per common and common
  equivalent share(1)............  $     0.60    $     0.82   $      1.01  $      1.32  $      1.54    $     0.78  $     0.97
                                  ===========   ===========    ==========  ============ ============   ==========  ==========
Weighted average number of common
  and common equivalent shares
  (000s)(1)......................     415,997       444,989       453,037      475,947      477,977       477,424     481,384
                                  ===========   ===========    ==========  ============ ============   ==========  ==========
OTHER OPERATING DATA:
Ratio of earnings to fixed
  charges(2).....................        8.2x          7.7x          9.0x         9.9x        13.8x         14.1x       15.8x
Number of stores.................         174           214           264          340          423           379         456
Square footage at end of period
  (000s).........................      16,480        20,897        26,383       35,133       44,356        39,643      48,033
Weighted average sales per square
  foot...........................  $      348    $      387   $       398  $       404  $       390    $      414  $      419
Comparable store sales...........         11%           15%            7%           8%           3%            4%          6%

                                                          FISCAL YEAR ENDED                                JULY 28, 1996
                                  -----------------------------------------------------------------    ----------------------
                                  FEBRUARY 2,   JANUARY 31,   JANUARY 30,  JANUARY 29,  JANUARY 28,                    AS
                                      1992          1993         1994         1995         1996          ACTUAL    ADJUSTED(3)
                                  ------------  ------------  -----------  -----------  -----------    ----------  ----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital..................  $  623,937    $  807,028   $   993,963  $   918,724  $ 1,255,487    $  939,964  $1,565,464
Total assets.....................   2,510,292     3,931,790     4,700,889    5,778,041    7,354,033     7,997,552   8,631,552
Long-term debt...................     270,575       843,672       874,048      983,369      720,080       275,389     909,389
Stockholders' equity.............   1,691,212     2,304,081     2,814,100    3,442,223    4,987,766     5,468,552   5,468,552

- ---------------

(1) Adjusted retroactively for three-for-two stock splits effected in the form of stock dividends in June 1991 and July 1992 and a four-for-three stock split effected in the form of a stock dividend in April 1993.
(2) For purposes of computing the ratios of earnings to fixed charges, earnings represent earnings before income taxes, minority interest and fixed charges (including the effects of capitalized interest). Fixed charges include gross interest expense and one-third (the portion deemed representative of the interest factor) of rents.
(3) Adjusted to reflect the sale of the Notes offered hereby and the application of estimated net proceeds therefrom after the deduction of the estimated offering expenses and underwriting discounts and commissions (assuming the over-allotment option is not exercised). See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years ended January 28, 1996 and the six months ended July 28, 1996, the following discussion should be read in conjunction with the consolidated financial statements, related notes and other information incorporated by reference herein.

  Six Months Ended July 28, 1996 Compared to July 30, 1995

     For the first six months of fiscal 1996, sales increased 25% to $9,655,132,000 from sales of $7,720,684,000 for the comparable period in fiscal 1995. The sales increase for such period was primarily attributable to new stores (456 at the end of the second quarter of fiscal 1996 compared to 379 at the end of the second quarter of fiscal 1995) and a comparable store-for-store sales increase of 6% for the first six months of fiscal 1996. For the second quarter of fiscal 1996, comparable store-for-store sales increased 9% as compared to the comparable period in fiscal 1995.

     For the first six months of fiscal 1996, gross profit as a percent of sales was 27.5% compared to 27.5% for the comparable period of fiscal 1995.

     For the first six months of fiscal 1996, operating expenses as a percent of sales were down slightly to 19.6% from 19.7% for the same period of fiscal 1995. Selling and store operating expenses as a percent of sales increased to 17.8% for the first six months of fiscal 1996, from 17.7% for the first six months of fiscal 1995. This increase was attributable to, among other things, one-time expenditures related to the Olympic Games and higher store relocation and remodeling costs resulting primarily from the adoption in fiscal 1996 of certain accounting standards which changed the timing of recognition of these expenses. Additionally, profits increased in the Home Depot Canada partnership resulting in higher minority interest. Pre-opening expenses as a percent to sales decreased to 0.2% for the first six months of fiscal 1996 from 0.3% for the comparable period of fiscal 1995. This decrease was primarily attributable to the timing of store openings, as many of the Company's fiscal third quarter 1996 store openings are expected to occur in the latter part of the quarter and as a result have not yet incurred significant pre-opening expenses. General and administrative expenses as a percent to sales decreased to 1.6% for the first six months of fiscal 1996 from 1.7% in the first six months of fiscal 1995. This decrease was attributable to higher sales volumes and continued focus on controlling costs.

     Net interest income for the first six months of fiscal 1996 as a percent to sales was 0.1% compared to 0.1% for the first six months of fiscal 1995.

     The Company's combined Federal and state effective income tax rate increased to 39.2% for the first six months of fiscal 1996 from 38.4% for the comparable period of fiscal 1995. In the fourth quarter of fiscal 1995, the Company adjusted its combined Federal and state effective income tax rate to 38.8% for the fiscal year. The increase in the rate for the first six months of fiscal 1996 from the adjusted 1995 tax rate was due to a higher effective state tax rate.

     Net earnings as a percent of sales were 4.8% for the first six months of fiscal 1996, as well as for the comparable period of fiscal 1995.

     Earnings per share was $0.97 for the first six months of fiscal 1996, compared to $0.78 for the first six months of fiscal 1995.

  Fiscal Year Ended January 28, 1996 Compared to January 29, 1995

     Sales for fiscal year 1995 increased 24% from $12,476,697,000 in fiscal 1994 to $15,470,358,000. This increase was attributable to, among other things, 83 new store openings, five store relocations, a 3% comparable store-for-store sales increase and full year sales from the 69 new store openings during fiscal 1994.

     Gross profit as a percent of sales was 27.7% for fiscal 1995 compared to 27.9% for fiscal 1994. This lower gross profit percentage resulted primarily from maintaining competitive pressure in many markets as well as changes in merchandise mix.

     Operating expenses as a percent of sales increased to 20.1% for fiscal 1995 compared to 20.0% in fiscal 1994. Selling and store operating expenses as a percent of sales increased to 18.0% in fiscal 1995 compared to 17.8% in fiscal 1994. This increase was attributable to, among other things, higher store payroll expenses due to higher average hourly wage rates resulting from a greater percentage of long-term associates versus new hires and higher credit card costs due to a greater percentage of credit sales. The increase in selling and store operating expenses as a percent of sales was partially offset by lower general and administrative expenses as a percent of sales due to continued emphasis on controlling costs.

     Interest and investment income as a percent of sales decreased to 0.1% in fiscal 1995 compared to 0.2% during fiscal 1994. This decrease was attributable to a lower investment base due to the utilization of funds for capital expansion, partially offset by higher yields. Interest expense as a percent of sales decreased to 0.0% for fiscal 1995 compared to 0.3% for fiscal 1994. This decrease was attributable to the conversion to common stock of the 4 1/2% Convertible Subordinated Notes on March 31, 1995 and higher capitalized interest.

     The Company's combined Federal and state effective income tax rate was 38.8% for fiscal 1995 compared to 38.3% for fiscal 1994. This increase was attributable to lower tax-advantaged investments, a higher effective state income tax rate and the expiration of targeted jobs tax credits.

     Net earnings as a percent of sales was 4.7% for fiscal 1995 compared to 4.8% for fiscal 1994, reflecting lower gross profits, higher operating expenses and a higher effective income tax rate, partially offset by lower interest expense, as described above. Earnings per share was $1.54 for fiscal 1995 compared to $1.32 for fiscal 1994.

  Fiscal Year Ended January 29, 1995 Compared to January 30, 1994

     Sales for fiscal year 1994 increased 35.0% from $9,238,763,000 in fiscal 1993 to $12,476,697,000. This increase was attributable to, among other things, 69 new store openings, nine store relocations, the acquisition of a 75% partnership interest in seven Canadian stores then known as Aikenhead's Home Improvement Warehouse, an 8% comparable store-for-store sales increase and full year sales from the 50 new store openings during fiscal 1993.

     Gross profit as a percent of sales was 27.9% for fiscal 1994 compared to 27.7% for fiscal 1993. This higher gross profit percentage resulted primarily from changes in merchandise mix including more decor products and upgraded seasonal merchandise at higher margins, as well as decreased sales penetrations in lumber which carries lower margins.

     Operating expenses as a percent of sales were 20.0% for both fiscal 1994 and fiscal 1993. Selling and store operating expenses as a percent of sales increased to 17.8% in fiscal 1994 compared to 17.6% in fiscal 1993. This increase was attributable to, among other things, additional costs associated with nine store relocations during fiscal 1994 compared to six store relocations during fiscal 1993. The increase in selling and store operating expenses as a percent of sales was offset by lower general and administrative expenses as a percent of sales due to cost control measures and economies from higher sales volumes.

     Interest and investment income as a percent of sales decreased to 0.2% in fiscal 1994 compared to 0.6% during fiscal 1993. This decrease was attributable to a reduction of investment principal due to utilization of funds for capital expansion, as well as lower yields due to shorter maturities on the investment portfolio. Interest expense as a percent of sales was 0.3% for both fiscal 1994 and fiscal 1993. Higher interest expense from additional capital leases was partially offset by higher capitalized interest resulting from constructing more owned stores than in the previous year.

     The Company's combined Federal and state effective income tax rate was 38.3% for fiscal 1994 compared to 38.2% in fiscal 1993, before cumulative effect of change in accounting principle. This increase was attributable to lower tax-advantaged investments. The Company implemented SFAS 109 "Accounting for

Income Taxes" during fiscal 1993 which reduced the combined Federal and state effective income tax rate to 37.9% in fiscal 1993.

     Net earnings as a percent of sales was 4.8% for fiscal 1994 compared to 5.0% for fiscal 1993, reflecting lower interest income and a higher effective income tax rate, partially offset by higher gross profits, as described above. Earnings per share was $1.32 for fiscal 1994 compared to $1.01 during fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow generated from store operations provides the Company with a significant source of liquidity. Additionally, a significant portion of the Company's inventory is financed under vendor credit terms.

     During the first six months of fiscal 1996, the Company opened 33 stores and relocated five stores. The Company currently plans to open approximately 57 new stores and relocate two stores during the last six months of fiscal 1996 and open approximately 117 new stores, including relocations, during fiscal 1997. Of the planned 90 new stores and 7 relocations in fiscal 1996, it is expected that 74 will be owned and 23 will be leased.

     In June 1996, the Company entered into a $300,000,000 operating lease agreement for the purpose of financing construction costs of certain new stores. Under the agreement, the lessor will purchase the properties, pay for the construction costs and subsequently lease the facilities to the Company. The lease provides for substantial residual value guarantees and includes purchase options at original cost on each property. This agreement will primarily cover new stores planned to open in 1996 and 1997. In addition to this lease agreement, some planned locations for the remainder of fiscal 1996 and 1997 will be leased directly, and it is expected that many may be obtained through the purchase of pre-existing leasehold interests, acquisition of land parcels and the construction or purchase of buildings during fiscal 1996. While the cost of new stores to be constructed and owned by the Company varies widely, principally due to land costs, new store costs (including land, building and fixtures) are currently estimated to average approximately $13,800,000 per location. The Company may purchase leasehold interests at varying amounts depending upon the value of such properties. The cost to remodel (including leasehold interests) and fixture stores to be leased is expected to average approximately $2,300,000 per store. In addition, each new store will require approximately $2,800,000 to finance inventories, net of vendor financing.

     As of July 28, 1996, the Company had $33,457,000 in cash and short-term investments, and $13,831,000 in long-term investments. Management believes that its current cash position, the proceeds from short-term and long-term investments, internally generated funds, funds available from the $300,000,000 operating lease agreement, its $800,000,000 commercial paper program ($166,000,000 outstanding as of July 28, 1996), the proceeds from this offering and/or the ability to obtain alternate sources of financing should enable the Company to complete its capital expenditure programs, including store expansion and renovation, through the next several fiscal years.

RECENT ACCOUNTING PRONOUNCEMENT

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) was issued. SFAS 123 encourages companies to adopt a fair value based method of accounting for stock-based compensation plans in place of the intrinsic value based method provided for by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies which continue to apply the provisions of APB 25 must make pro forma disclosures in the notes to their financial statements of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 has been applied. The Company plans to adopt SFAS 123 in fiscal year 1996 on a pro forma disclosure basis.

IMPACT OF INFLATION AND CHANGING PRICES

     Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, to be dated as of October 1, 1996 ( the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). A copy of the Indenture substantially in the form in which it is to be executed is included as an exhibit to the Registration Statement of which this Prospectus forms a part. The following statements are subject to the detailed provisions of the Indenture, including the definitions therein of certain terms used herein without definition. Wherever particular provisions of the Indenture are referred to below, such provisions are incorporated by reference as a part of the statement made, and the statement is qualified in its entirety by such reference. The section references appearing below are to sections in the Indenture.

GENERAL

     The Notes will be unsecured subordinated obligations of the Company, will
mature on October   , 2001, and will be limited to $800,000,000 aggregate
principal amount, plus such additional amount not in excess of $120,000,000 as may be purchased by the Underwriters upon exercise of their over-allotment option. The Notes will bear interest at the rate per annum stated on the cover
page hereof from October   , 1996 or from the most recent Interest Payment Date
to which interest has been paid or provided for, payable semi-annually on April
  and October   in each year, commencing April   , 1997 to the person in whose
name such Note (or any predecessor Note) is registered at the close of business
on the             or             preceding such Interest Payment Date (Sections
301 and 307).

     Principal of, and premium, if any, and interest on the Notes will be payable, Notes may be presented for conversion and transfers of the Notes will be registrable at the office or agency of the Company in the Borough of Manhattan, The City of New York, and transfers of the Notes will also be registrable at such other office or agency of the Company as may be maintained for such purpose. In addition, payment of interest may be made, at the option of the Company, by check mailed to the address of the person entitled thereto as shown on the Security Register (Sections 301, 305, 1002 and 1202). The Notes are to be registered Notes, without coupons, in denominations of $1,000 or any integral multiple thereof (Section 302). No service charge will be made for any conversion or registration of transfer or exchange of Notes, except for any tax or other governmental charge that may be imposed in connection therewith (Section 305).

FORM OF NOTES

     The Notes will be represented by one or more global securities (a "Global Security") registered in the name of The Depository Trust Company (the "Depository"). Except as set forth below, a Global Security may be transferred in whole and not in part, only to the Depository or another nominee of the Depository or to a successor of the Depository or its nominee.

     Upon the issuance of a Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Security to the accounts of institutions that have accounts with the Depository or its nominee ("Participants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Security.

     So long as the Depository, or its nominee, is the registered holder and owner of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or such Global Security.

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Notes or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in a Global Security desires to take any action that the Depository, as the holder of such Global Security, is entitled to take, the Depository would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal and interest on Notes represented by a Global Security will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     The Company expects that the Depository, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown in the records of the Depository. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Participants. The Company and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owned through such Participants.

     Unless and until it is exchanged in whole or in part for Notes in definitive form, a Global Security may not be transferred except as a whole by the Depository to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository, or to a successor of the Depository or its nominee.

     Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Security or the Depository ceases to be a clearing agency registered under the Exchange Act, (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable and such transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes. Any Global Security that is exchangeable pursuant to the preceding sentence is exchangeable for Notes issuable in authorized denominations and registered in such names as the Depository shall direct and an owner of a beneficial interest in a Global Security will be entitled to physical delivery of such Security in definitive form. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depository or its nominee.

     The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the

Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Participants, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or Indirect Participants. The rules applicable to the Depository and the Participants are on file with the Commission. The Depository currently accepts only notes denominated and payable in U.S. dollars.

CONVERSION RIGHTS

     The Notes will be convertible into Common Stock of the Company at any time prior to redemption or maturity, initially at the conversion price stated on the cover page hereof. The right to convert Notes called for redemption will terminate at the close of business on the business day next preceding the Redemption Date and will be lost if not exercised prior to that time. For information as to notices of redemption, see "Optional Redemption".

     If the Company, by dividend or otherwise, declares or makes a distribution on its Common Stock referred to in clause (iv) or (v) below, the Holder of each Note, upon the conversion thereof subsequent to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution pursuant to clause (iv) or (v) below, will be entitled to receive for each share of Common Stock into which such Note is converted the portion of the evidences of indebtedness, shares of capital stock, cash and other assets so distributed applicable to one share of Common Stock; provided, however, that the Company may, with respect to all Holders so converting, in lieu of distributing any portion of such distribution not consisting of cash or securities of the Company, pay such Holder cash equal to the fair market value thereof (Section 1201).

     The conversion price will be subject to adjustment in certain events including: (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company; (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the Indenture); (iii) subdivisions, combinations and reclassifications of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid exclusively in cash); (v) distributions consisting exclusively of cash (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a Subsidiary for the Company's Common Stock concluded within the preceding 12 months, exceeds 12.5% of the Company's market capitalization (being the product of the current market price (as defined in the Indenture) of the Common Stock times the number of shares of Common Stock then outstanding) on the date of such distribution; and
(vi) the successful completion of a tender offer made by the Company or any Subsidiary for the Company's Common Stock which involves an aggregate consideration that, together with (X) any cash and other consideration payable in respect of any tender offer by the Company or a Subsidiary for the Company's Common Stock expiring within the 12 months preceding the expiration of such tender offer and (Y) the aggregate amount of any all-cash distributions to all holders of the Company's Common Stock within the 12 months preceding the expiration of such tender offer, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted (Section 1204).

     In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock (Section 1204). In the case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Note then outstanding would, without the consent of any Holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, sale or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares) (Section 1211).

     Fractional shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price (Section 1203). Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on any Interest Payment Date (except Notes whose maturity is prior to such Interest Payment Date and Notes called for redemption on a redemption date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. Except where Notes surrendered for conversion must be accompanied by payment as described above, no interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion (Sections 307 and 1202).

CERTAIN RIGHTS TO REQUIRE PURCHASE OF NOTES BY THE COMPANY

     In the event any Repurchase Event (as defined below) occurs, each Holder of Notes will have the right, at the Holder's option, to require the Company to purchase all or any part of the Holder's Notes on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date (Section 1401). Prior to the Repurchase Date, the Company shall deposit with a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes which are to be repaid on the Repurchase Date (Section 1403).

     The Company may not purchase any Notes pursuant to the preceding paragraph at any time when the subordination provisions of the Indenture would prohibit the Company from making payments of principal in respect of the Notes. Failure by the Company to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture (Section 501).

     On or before the 15th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of record of the Notes a notice of the occurrence of such Repurchase Event, the date by which the repurchase right must be exercised, the Repurchase Price for Notes and the procedures which the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Note must deliver, on or before the close of business on the business day next preceding the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer (Section 1402).

     As used in the Indenture, (a) "Acquiring Person" means any person or group as defined in Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder as in effect on the date of the Indenture) which, together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange Act) becomes the owner or beneficial owner of shares of the Company having more than 50% of the total number of votes that may be cast for the election of directors of the Company; and (b) "Change in Control" means any event by which an Acquiring Person has become such (other than by way of certain mergers or consolidations effected in accordance with Section 801 of the Indenture if within 7 days after the occurrence of such merger or consolidation, no Person which may have become an Acquiring Person continues to be an Acquiring Person). For purposes of the Indenture, a "Repurchase Event" shall have occurred if (i) a Change in Control occurs on or prior to the maturity date and (ii) on any date during the period commencing 90 days prior to the public disclosure of an intent to effect such Change in Control and ending 90 days after the occurrence of such Change in Control, the rating of the Notes is withdrawn or downgraded to lower than BBB- by Standard & Poor's Corporation ("S&P") or withdrawn or downgraded to lower than Baa3 by Moody's Investors Service, Inc. ("Moody's"), and if such withdrawal or downgrading occurs prior to such public disclosure, the rating remains withdrawn by S&P or Moody's, respectively, on the date of such public disclosure or the rating assigned to the Notes by S&P or Moody's on the date of such public disclosure remains lower than BBB- or lower than Baa3, respectively (Section 1406).

     The right of holders of the Notes to require the Company to repurchase the Notes would not be triggered by certain corporate restructurings and similar technical changes in corporate form, i.e., in the event of a merger or consolidation of the Company where the Person formed by such consolidation or into which the Company is merged expressly and directly assumes the obligations of the Company in compliance with Section 801 of the Indenture, if within 7 days after the occurrence of such merger or consolidation no person or entity which may have temporarily acquired shares of the Company having more than 50% of the total number of votes that may be cast for the election of directors of the Company continues to hold such voting control. Similarly, the Holders' right to require repurchase of the Notes would not be triggered in the event of a Change in Control alone but only in the event a Change in Control occurs and the rating of the Notes is lower than BBB- or Baa3 during the period specified in clause
(ii) of the definition of Repurchase Event as described above. If the rating of the Notes before the public disclosure of an intent to effect a Change in Control has been withdrawn or is below BBB- or Baa3 (whether or not such public disclosure results in a further downgrade or withdrawal of the rating of the Notes) then a Repurchase Event would occur absent the Notes being rated at least BBB- or Baa3 on the date of such public announcement of a Change in Control and for the period ending 90 days after the occurrence of such Change in Control.

     The Indenture does not limit the incurrence of additional indebtedness by the Company. Consequently, the rating of the Notes may be withdrawn or downgraded at any time as a result of the incurrence of additional indebtedness (or for any other reason) and, except in the case of a Change in Control, no right to require repurchase would arise as a result thereof.

     Although certain of the agreements under which the Senior Indebtedness of the Company is or may be outstanding contain limitations on the incurrence of indebtedness by the Company, such agreements may be amended or modified as provided therein, may provide only incidental protection to holders of Notes in the event of a Change in Control, and are not intended for the benefit of the holders of the Notes.

     The effect of these provisions granting the Holders the right to require the Company to purchase the Notes upon the occurrence of a Repurchase Event may make it more difficult for any person or group to acquire control of the Company or to effect a business combination with the Company. For a summary of certain supermajority voting provisions of the Company's Certificate of Incorporation, see "Description of Common Stock -- Voting Rights".

     In the event a Repurchase Event occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

SUBORDINATION OF NOTES

     Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness of the Company (Sections 1301 and 1302), but the obligation of the Company to make payments of principal of, premium, if any, and interest on the Notes will not otherwise be affected (Section 1304). No payment of principal of, premium, if any, or interest may be made on the Notes and no repurchase of the Notes may be made as described under "Certain Rights to Require Repurchase of Notes by the Company" at any time when there is a default in the payment of principal of, premium, if any, interest or sinking fund on any Senior Indebtedness of the Company (Section 1303). The Holders of the Notes will be subrogated to the rights of the holders of the Senior Indebtedness of the Company to the extent of payments made on Senior Indebtedness of the Company upon any distribution of assets in any such proceedings out of the distributive share of the Notes (Section 1302).

     By reason of such subordination, in the event of insolvency, creditors of the Company who are such creditors other than by virtue of being holders of Senior Indebtedness of the Company, or holders of the Notes may recover less, ratably, than holders of Senior Indebtedness of the Company and may thus recover more, ratably, than the Holders of the Notes.

     Senior Indebtedness of the Company is defined in the Indenture as the principal of, premium, if any, and unpaid interest on (a) indebtedness of the Company (including indebtedness of others guaranteed by the Company), other than the Notes, whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed or guaranteed, (i) for money owing to banks, (ii) for money borrowed from other than banks or (iii) arising under a lease of property, equipment or other assets, which indebtedness, pursuant to generally accepted accounting principles then in effect, is classified upon the balance sheet of the Company as a liability of the Company, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such indebtedness is not superior in right of payment to the Notes, and (b) renewals, extensions, modifications and refundings of any such indebtedness (Section 101).

     At July 28, 1996, Senior Indebtedness of the Company aggregated approximately $175,491,000. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness of the Company. The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness of the Company.

OPTIONAL REDEMPTION

     The Notes are not subject to the provisions of any sinking fund.

     The Notes are not redeemable by the Company prior to October   , 1999.
Thereafter, the Notes will be redeemable upon at least 30 days' notice at the option of the Company, in whole or from time to time in part at any time, at the following redemption prices (expressed as a percentage of the principal amount) set forth below, in each case together with accrued interest: if redeemed during
the period commencing on October   , 1999 and ending on (and including) October
  , 2000,      %; and thereafter at 100% of the principal amount. (Sections 203,
1101, 1105 and 1107).

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the stated maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or any premium or interest payable on, any Note, (c) change the place or currency of payment of principal of, any premium or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) adversely affect the right to convert Notes, (f) modify the subordination provisions in a manner adverse to the Holders of the Notes, (g) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (h) adversely affect the right to require the Company to repurchase the Notes upon the occurrence of a Repurchase Event or (i) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902).

     The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest (Section 513).

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (i) failure to pay principal of, or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay any interest on any Note when due and continuance of such default for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) failure to pay the Repurchase Price in respect of any Note on the Repurchase Date in the event of a Repurchase Event, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iv) failure to perform any other covenant of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture; (v) default on any indebtedness of the Company in excess of $50,000,000 representing indebtedness for borrowed money or any Senior Indebtedness of the Company, as defined in the Indenture, resulting in such indebtedness being declared due and payable or becoming due and payable and the Holders thereof taking action to collect such indebtedness; and (vi) certain events in bankruptcy, insolvency or reorganization of the Company (Section 501).

     If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture (Section 502). For information as to waiver of defaults see "Modification and Waiver".

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (Section 512).

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement or payment of the principal of, or any premium or interest on, such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture (Section 508).

     The Company will be required to furnish to the Trustee annually a statement as to its performance of certain of its obligations under the Indenture and as to any default in such performance (Section 1004).

CONCERNING THE TRUSTEE

     The Trustee and its affiliates have in the past and may in the future perform commercial banking services for the Company. The Trustee will also act under the Indenture in connection with the Notes as registrar, paying agent and authenticating agent.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly retroactively) by legislation, administrative action or judicial decision. This summary is directed at United States persons and does not address foreign persons or persons in special tax situations, such as insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle," or persons whose functional currency is not the United States dollar. This summary also does not address holders other than original purchasers. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the federal income tax laws to their particular situations as well as any consequences of a purchase, ownership and disposition of the Notes arising under the laws of any state, local or foreign taxing jurisdiction.

     Payment of interest on a Note will generally be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. holder's regular method of accounting). Because the Notes will be issued at par, the Notes should not be subject to the original issue discount rules of the Internal Revenue Code of 1986. If the Notes were issued for less than their principal amount, the Notes could be subject to such original issue discount rules, in which case holders of the Notes could be required to report interest income in respect of the Notes prior to their receipt of cash.

     Generally, no gain or loss should be recognized for Federal income tax purposes upon the conversion of a Note into Common Stock (except to the extent of cash received in lieu of fractional shares). The holder of a Note converted into Common Stock should generally have a carryover basis in such shares and the holding period for the Common Stock should include the holding period of the Note.

     If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for Federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the conversion price of the Notes is reduced, such reduction may be deemed to be the payment of a taxable dividend to holders of Notes.

                          DESCRIPTION OF COMMON STOCK

     The authorized capital stock of the Company consists of 1,000,000,000 shares of Common Stock, par value $.05 per share, of which, at August 15, 1996, 479,107,754 shares were outstanding. The number of record holders of the Company's Common Stock was approximately 68,000 as of August 15, 1996.

VOTING RIGHTS

     Each holder of shares of Common Stock is entitled to one vote per share in all matters to be voted on by stockholders. There are no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors can elect 100% of the directors if they choose. At each annual meeting of stockholders, approximately one-third of the Board of Directors is elected.

     All questions which must be voted on by the Company's stockholders are determined by a majority of the votes cast at a stockholder meeting, except as otherwise required by the laws of Delaware or the Company's Certificate of Incorporation. The Company's Certificate of Incorporation provides that the affirmative vote of 80% of the outstanding shares of its Common Stock is required to amend the article which determines, among other things, the powers and qualifications of the Board of Directors, unless such amendment is unanimously recommended to the stockholders by the Board of Directors. Also, the Company's Certificate of Incorporation provides that the affirmative vote of 80% of the outstanding shares of its Common Stock is required for any of the following transactions if proposed by a stockholder owning 20% or more of the outstanding shares of Common Stock: (i) a "business combination" (as defined in the Company's Certificate of Incorporation), including certain mergers, acquisitions and asset sales; (ii) a proposed dissolution of the Company; or
(iii) a proposed amendment to the Certificate of Incorporation amending the right of stockholders to vote in elections of directors or to authorize the Company to issue shares, other than Common Stock, which could be entitled to vote for the election of directors. This voting requirement may be reduced to the statutory majority vote if the business combination or other transaction meets certain specified requirements affecting the consideration received by the Company's stockholders and the acquiror takes steps to ensure proportional Board representation, does not acquire additional shares of the Company's securities and does not receive the benefit of any financial assistance from the Company. The Board of Directors may approve a business combination before an acquiror becomes the beneficial owner of 5% of the Company's outstanding Common Stock and may approve a business combination or other transaction prior to stockholder adoption or authorization by a two-thirds vote of the disinterested directors. The effect of this provision of the Company's

Certificate of Incorporation is to make it improbable that a business combination with the Company or other transaction as described above could be accomplished without meeting the requirements necessary to reduce the level of stockholder approval to a majority vote.

     The Company's Certificate of Incorporation provides for a classified board of directors with terms of three years in length, the terms of office of approximately one-third of the directors expiring each year. The Certificate of Incorporation also provides that stockholders may not take any action, including action by written consent as currently permitted by Delaware law, except at annual or special meetings of stockholders called by the Chairman of the Board of Directors, the President or a majority of the Board of Directors or as otherwise required by law. These provisions may have the effect of making it more difficult to change the composition of the Board of Directors or to effect a business combination with the Company.

DIVIDEND RIGHTS

     The holders of Common Stock are entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor.

OTHER RIGHTS

     Upon the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock would be entitled to share equally in the distribution of all of the Company's assets. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company, nor are they entitled to the benefits of any sinking fund provision. Shares of Common Stock of the Company are not subject to any redemption provisions, nor are they convertible into any other security or other property of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Notes will be, fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1996 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom CS First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Notes:

                                                                           PRINCIPAL AMOUNT
                                 UNDERWRITER                                   OF NOTES
    ---------------------------------------------------------------------  -----------------
    CS First Boston Corporation..........................................    $
    Invemed Associates, Inc..............................................
                                                                           -----------------
              Total......................................................    $ 800,000,000
                                                                             =============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitment of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

     The Company has granted the Underwriters an option, expiring at the close of business on the 30th day after the date of the initial public offering of the Notes, to purchase up to an additional $120,000,000 principal amount of Notes endorsed thereon (the "Option Notes") at the initial public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus. The Underwriters may exercise such option to cover over-allotments in the sale of the Notes. To the extent that this option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the principal amount of Option Notes being sold to the Underwriters as the principal amount set forth next to such Underwriter's name in the preceding table bears to the total principal amount of Notes in such table.

     The Company has been advised by the Representative that the Underwriters propose to offer the Notes to the public initially at the public offering prices set forth on the cover page of this Prospectus and to certain dealers at such
prices less a concession of     % of the principal amount per Note and the
Underwriters and such dealers may allow a discount of     % of such principal
amount of each Note on sales to certain other dealers. After the initial public offering, the public offering prices and concessions and discounts to dealers may be changed by the Representative.

     Application will be made to list the Notes on the New York Stock Exchange. The Representative has advised the Company that each of the Underwriters currently intends to act as a market maker for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, and it will use its reasonable efforts to cause its directors and executive officers for such period not to, without the prior written consent of the Representative, sell, contract to sell, or otherwise dispose of any Common Stock or any security convertible into or exchangeable for Common Stock other than to the Underwriters pursuant to the Underwriting Agreement and other than upon conversion of convertible securities outstanding on the date hereof or pursuant to employee benefit plans (including stock option plans), dividend reinvestment plans, stock purchase plans or similar plans in effect on the date hereof.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters and their respective affiliates have provided investment banking, commercial banking, brokerage and financial advisory services to the Company from time to time. The Underwriters and their respective affiliates received customary fees and underwriting commissions in connection with providing such services.

     Kenneth G. Langone, a director of the Company, is Chairman of the Board and President of Invemed Associates, Inc.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by King & Spalding, Atlanta, Georgia, and for the Underwriters by Weil, Gotshal & Manges LLP, New York, New York, a limited liability partnership including professional corporations. From time to time, Weil, Gotshal & Manges LLP has provided and may in the future provide legal services to the Company.

                                    EXPERTS

     The consolidated financial statements of the Company as of January 29, 1995 and January 28, 1996 and for each of the years in the three-year period ended January 28, 1996 have been incorporated by reference herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Use of Proceeds.......................    4
Price Range of Common Stock and
  Dividends...........................    4
Selected Consolidated Financial
  Data................................    5
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    6
Description of Notes..................    9
Description of Common Stock...........   16
Underwriting..........................   18
Notice to Canadian Residents..........   19
Validity of Notes.....................   19
Experts...............................   19

- ------------------------------------------------------
- ------------------------------------------------------
                           [LOGO THE HOME DEPOT(R)]
                                  $800,000,000

                                      % Convertible
                               Subordinated Notes
                                    Due 2001
                                   PROSPECTUS
                                CS First Boston

                            Invemed Associates, Inc.
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

    SEC registration fee......................................................  $317,242
    NASD Filing Fee...........................................................    30,000
    Blue Sky fees and expenses................................................     5,000
    Printing and engraving expenses...........................................    70,000
    Legal fees and expenses...................................................    30,000
    Accounting fees and expenses..............................................    30,000
    Transfer agent and trustee fees...........................................     6,000
    Miscellaneous.............................................................    11,758
                                                                                --------
              Total...........................................................  $500,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article IV, Section 4, of the Registrant's Restated By-Laws provides that to the fullest extent permitted by Delaware law, each former, present or future, director, officer, employee or agent of the Registrant, and each person who may serve at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Registrant in all events.

     Article NINTH of the Registrant's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, no director of the Registrant shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the General Corporation Law of the State of Delaware sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

     In addition, the Registrant maintains officers' and directors' liability insurance for the benefit of its officers and directors.

     Reference is made to Section 7 of the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for the Registrant's and the Underwriters' respective agreements to indemnify each other, and to provide contribution in circumstances where indemnification is unavailable.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
- ------       -----------------------------------------------------------------------------------
  1.1    --  Form of Underwriting Agreement
  4.1    --  Form of Indenture, to be dated as of October 1, 1996, between the Registrant and
             The First National Bank of Chicago, as Trustee, including the Form of      %
             Convertible Subordinated Note Due 2001
  5.1    --  Opinion of King & Spalding
 12.1    --  Computation of Ratios of Earnings to Fixed Charges
 23.1    --  Consent of King & Spalding (included as part of its opinion filed as Exhibit 5.1)
 23.2    --  Consent of KPMG Peat Marwick LLP
 24.1    --  Powers of Attorney
 25.1    --  Form T-1, Statement of Eligibility of Trustee

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on this 24th day of September, 1996.

                                          The Home Depot, Inc.

                                          By:      /s/  BERNARD MARCUS
                                            ------------------------------------
                                                       Bernard Marcus
                                                Chairman of the Board, Chief
                                               Executive Officer and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on September 24, 1996:

                  SIGNATURE                                         TITLE
- ---------------------------------------------   ----------------------------------------------
           /s/  BERNARD MARCUS                  Chairman of the Board, Chief Executive Officer
- ---------------------------------------------     and Secretary (Principal Executive Officer)
               Bernard Marcus

          /s/  ARTHUR M. BLANK                  President, Chief Operating Officer and
- ---------------------------------------------     Director
               Arthur M. Blank

           /s/  RONALD M. BRILL                 Executive Vice President, Chief Administrative
- ---------------------------------------------     Officer, Assistant Secretary and Director
               Ronald M. Brill

                          *                     Director
- ---------------------------------------------
                Frank Borman

                          *                     Director
- ---------------------------------------------
              John L. Clendenin

                          *                     Director
- ---------------------------------------------
              Johnnetta B. Cole

                          *                     Director
- ---------------------------------------------
                Berry R. Cox

                 /s/  MARSHALL L. DAY           Senior Vice President and Chief Financial
- ---------------------------------------------     Officer (Principal Financial and Accounting
               Marshall L. Day                    Officer)

                          *                     Director
- ---------------------------------------------
            Milledge A. Hart, III

                          *                     Director
- ---------------------------------------------
              Donald R. Keough

                          *                     Director
- ---------------------------------------------
             Kenneth G. Langone

                          *                     Director
- ---------------------------------------------
               M. Faye Wilson

*By:              /s/  BERNARD MARCUS
    -----------------------------------------
               Bernard Marcus
              Attorney-in-fact

                               INDEX TO EXHIBITS

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                              DESCRIPTION OF EXHIBITS                             PAGE
- ------      ----------------------------------------------------------------------- -------------
  1.1    -- Form of Underwriting Agreement
  4.1    -- Form of Indenture, to be dated as of October 1, 1996, between the
            Registrant and The First National Bank of Chicago, as Trustee,
            including the Form of      % Convertible Subordinated Note Due 2001
  5.1    -- Opinion of King & Spalding
 12.1    -- Computation of Ratio of Earnings to Fixed Charges
 23.1    -- Consent of King & Spalding (included as part of its opinion filed as
            Exhibit 5.1)
 23.2    -- Consent of KPMG Peat Marwick LLP
 24.1    -- Powers of Attorney
 25.1    -- Form T-1, Statement of Eligibility of Trustee